FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following was posted to an internal Siebel Systems, Inc. website on December 5, 2005]

Welcome to Oracle Corporation

THE INFORMATION COMPANY

Oracle’s business is information—how to manage it, use it, share it, protect it. For nearly three decades, Oracle, the world’s largest enterprise software company, has provided the software and services that let organizations get the most up-to-date and accurate information from their business systems. With over 275,000 customers—including 98 of the Fortune 100—Oracle supports customers in more than 145 countries.

Oracle’s leadership position is due to its impressive record of technical innovation and firsts. Oracle was one of the first companies to make its business applications available via the internet and one of the first to commit to making all of its software work together, thereby minimizing software integration costs and increasing reliability. Oracle has also focused on simplifying IT systems and providing complete solutions, allowing customers to gain access to better information while spending less.

Business Essentials

Oracle Database 10g, the first relational database designed for grid computing, helps ensure your information is always available and secure. Oracle Database 10g lowers the total cost of ownership through automated management while providing the highest possible quality of service. And with Release 2, Oracle further improves efficiencies and reduces the cost of information management. Oracle is the best choice for large enterprises, small and midsize businesses, and departments alike.

Oracle Fusion Middleware consolidates Oracle’s leading, standards-based and customer-proven software—including Oracle Application Server 10g, Oracle Collaboration Suite, Oracle Data Hubs, Developer Tools, Identity Management, Business Integration, and Business Intelligence—delivering the most expansive yet seamlessly integrated infrastructure software offering available. This standards-based family of products provides business value and technology excellence, including complete support for development, deployment, and management of service-oriented architecture.

Oracle Applications consist of Oracle E-Business Suite, PeopleSoft Enterprise, JD Edwards EnterpriseOne, and JD Edwards World applications, marking a turning point in the evolution of the software industry. Oracle Applications deliver the information foundation and complete functionality you need to grow your business, enabling information-driven business processes that connect and automate your entire organization.

Strategic Acquisitions

By combining with strategic companies, Oracle strengthens its product offerings, accelerates innovation, meets customer demand more rapidly, and expands partner opportunity, while creating value for our shareholders.

FACT SHEET

Company Information

•	Founded: 1977

•	IPO: 1986

•	GAAP revenues: $11.8B in FY2005

•	Operating income: 34%

•	Global reach: 145 countries

•	R&D expenditures: 13% of revenue for FY2005

•	Oracle Database 10g

•	Oracle Fusion Middleware:

Oracle Application Server,

Oracle Collaboration Suite,

Oracle Data Hubs, Developer

Tools, Identity Management,

Business Integration, Business

Intelligence

•	Oracle Applications:

Oracle E-Business Suite, PeopleSoft Enterprise, JD Edwards EnterpriseOne, JD Edwards World

•	Largest enterprise software provider

•	Over 275,000 global customers

•	50,000 employees worldwide

•	13,000 developers

•	15,000 partners worldwide

Strategic Acquisitions - Completed

•	PeopleSoft

•	Oblix

•	Retek

•	TimesTen

•	TripleHop

•	Context Media

•	ProfitLogic

The Oracle Campus

•	8 buildings

•	Constructed from 1989 to 1998

•	Approximately 1.5M sq. ft.

•	96 stories

•	Self-contained electrical substation

•	50,000 sq. ft. conference center

•	52,000 sq. ft. fitness center

Oracle in the Community

•	Oracle has 5 global Education Initiatives designed to provide students access to technology and the internet.

•	Through cash grants, Oracle supports 572 non-profit agencies.

•	28 countries participate in Oracle’s annual Global Volunteer Days.

•	Oracle has adopted over 20 energy conservation programs

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed by Ozark Holding Inc. with the SEC on October 19, 2005, as amended (Registration No. 333-129139), containing a preliminary proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO A DEFINITIVE PROXY STATEMENT/PROSPECTUS. The final proxy statement/prospectus will be mailed to stockholders of Siebel Systems and investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel Systems. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel Systems, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel Systems, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel Systems could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel Systems.